

February 7, 2013

BY FAX AND U.S. MAIL

Darin D. Smith
Managing Assistant General Counsel
Transamerica Advisors Life Insurance Company
4333 Edgewood Road NE
Cedar Rapids, IA 52499

> Re: Transamerica Advisors Life Insurance Company
>   Separate Account VA B
>   Initial Filing to Form S-3 Registration Statement (File No. 333-185576)

 Dear Mr. Smith,

        The staff has reviewed the above-referenced initial registration statement for Transamerica Advisors Life Insurance Company ("Transamerica"), which the Commission received on December 20, 2012. The registration statement received a full review. Based on our review, we have the following comments. All page numbers refer to the black-lined copy filed via EDGAR.

1. **Cover page** – Please explain what "certain qualified retirement accounts" refers to. (page 1)

2. **Important Notices** – Please remove the word "favorable" in the second to last bullet because it is unclear to whom the private letter rulings are favorable. Please provide a cross-reference to the "Tax Considerations" referenced in the second to last bullet. (page 2)

3. **The Certificate** – Please explain supplementally why TALIC does not have default investment parameters so investors do not lose their Certificate if TALIC changes the composition requirements and investors do not make the required transfer within the prescribed time period. (page 6)

4. **The Certificate** – Please consider defining "registered representatives" in the fourth paragraph. (page 7)

5. **The Certificate** – Please explain supplementally what the limits are for an investor to withdraw from the Covered Asset Pool. Please consider using the "Qualified Account" definition here. (page 7)

6. **The Certificate** – Please remove extraneous language throughout the registration statement. For example, please remove the word "generally" in the sentence that says,

"(T)he Insured Event, defined below, generally is the depletion of the Covered Asset Pool…" as "Insured Event" is already defined. (page 7)

7. **The Certificate** – The prospectus states that "(y)ou may purchase the Certificate when you first invest in the Eligible Assets or <u>at any time</u> thereafter." The prospectus also states that you may stop offering the contract at any time. Please resolve this apparent inconsistency. (page 7)

8. **Payment of Benefits: Insured Event** – Please confirm supplementally the accuracy of the second bullet. (page 10) (The prospectus suggests that the insured event must occur after the lock-in date.) Please make the corresponding changes in the "Payment of Benefits: Insured Event" section of the prospectus (page 40)

9. **Certificate Fee** – Please include a plain English description of the fees that include the maximum fees that may be imposed under the certificate. (page 11)

10. **Risk factors** (page 17-18)
    a. Please clarify when and why you might change the composition requirements.
    b. The prospectus states that "(b)ecause the Coverage Percentage is determined in part by the current 10-year United States Treasury Bond Yield (10-year US Bond Yield), there is risk that the 10-year US Bond Yield may be lower at the time you Lock-In the Coverage Amount." Given the plain meaning of the term lock-in, an investor might think they are locking-in a coverage amount based on the 10-year treasury rate. The only variable of the coverage amount that appears to be locked-in is the age of the covered person. The coverage amount will change yearly based on movements in the 10-year treasury rate. Please revise this section accordingly.
    c. Please confirm supplementally the accuracy of the following statement: "Therefore, the longer you wait to set the Lock-In Date, the greater the opportunity that the 10-year US Bond Yield may decrease and result in a lower Coverage Percentage."
    d. Please disclose that Coverage Amount, which varies based on the 10-year US Bond Yield, will be locked at the time of the Insured Event. If the Insured Event occurs in a low interest rate environment, your fixed lifetime payout may be lower than if the Insured Event occurred in a higher interest rate environment.

11. **Coverage Base** – "Exchange Program" is not defined in the "Definitions" section. Please define "Exchange Program" in the first paragraph or make lowercase. (page 8)

12. **Coverage Base** – "Section 9, Additional Information – Exchange Program," "Section 4 – Certificate Fee Percentages for Eligible Funds," and "Section 4 – Fee Options" are not included in the Table of Contents. Please confirm all sections are listed in the Table of Contents and properly cross-referenced throughout the prospectus. (page 8)

13. **Coverage Base** – "Subsequent Contributions" and "Contributions" are not defined in the "Definitions" section. Please define "Subsequent Contributions" and "Contributions" or make each lowercase. (page 8)

14. **Coverage Base** – Please explain supplementally why "Subsequent Contributions" are not permitted. (page 8)

15. **Coverage Base** – Please provide a cross-reference for more information to the "step-up" referenced on page 8.

16. **Coverage Amount** – Please include, in this section, that a purchaser will be given notice that their Certificate or benefits provided by the Certificate will terminate when the purchaser initiates an action that may potentially terminate the Certificate or benefits provided by the Certificate (similar to the disclosure in the "Covered Asset Pool Composition Requirements"). (page 10)

17. **Certificate Fee** – Please explain supplementally why a purchaser cannot change Fee Options after the Certificate Date. (page 11 and page 46)

18. **Certificate Fee** – Please clarify what "declared" means in the following sentence, "(T)he Certificate Fee Percentages applicable to Eligible Strategies will be declared by us from time to time." (page 12)

19. **Certificate Fee** – In the 6th paragraph under this heading, the disclosure refers to the "table above," however, there is no fee percentage table associated above this disclosure. Please revise. (page 12)

20. **Section 3 – Increasing Certificate Fee Percentage** – Please explain supplementally what "time to time" means (*i.e.* when Transamerica will increase the Certificate Fee Percentage applicable to Eligible Strategies). Please explain supplementally whether Transamerica will increase the Certificate Fee Percentage applicable to Eligible Strategies only in the event of a step-up. (page 19)

21. **Removing Financial Institutions** – Please revise "your" to "you" before, "…no benefits will be paid unless **your** "(i) move your Account to an approved Financial Institution within 90 days…" (page 19)

22. **Payment of Certificate Fee from Qualified Account** – Please provide a cross-reference to Options 1 - 6 in this paragraph. (page 20)

23. **Introduction to the Certificate** – The prospectus states that "(t)he Certificate is also available in connection with Qualified Accounts, but may not be owned by the Qualified Accounts." Please explain supplementally what this means and explain the distinction. (page 21)

24. **Introduction to the Certificate** – Please explain supplementally how the Certificate will be "available in connection" with Qualified Accounts. (page 22)

25. **Introduction to the Certificate** – For clarity, consider revising the following sentence from the negative to the positive, "The Lock-In Date may be no earlier than the date the Certificate Owner (or if joint life coverage is selected, the date the younger spouse) attain(s) age 60." (page 22)

26. **Purchasing the Certificate** – "Us" is not defined in the "Definitions" section. Please define "Us" in the first bullet or make lowercase. (page 23 and page 29)

27. **Eligible Fund Composition Requirements** – "Hedge Funds" is listed as one of the Asset Class Categories. Please explain supplementally how the investor will gain exposure to this asset class (*e.g*., direct investment in a hedge fund or a registered fund of hedge funds.) (page 23)

28. **Coverage Base** – The Coverage Asset Pool is valued at the end of each valuation day. (page 28)
    a. Where an investor owns an ETF, please clarify if the ETF is valued at the daily NAV or at its closing value.
    b. To the extent a fund charges a load or an ETF charges a commission, please clarify whether the contribution (and coverage base increase) increases the coverage amount gross or net of the commission or load.

29. **Covered Asset Pool Composition Requirements** – For clarity, please consider outlining the information in paragraph five in a table format. (page 24)

30. **Covered Asset Pool Composition Requirements** – Please provide a list of Eligible Assets that will be available on the www.aria4advisors.com website. The website currently does not have this information as disclosed in the prospectus (Appendix A). (page 24 and page 67) Please provide a list of Eligible Strategies to be added in Appendix A – Section B (page 95).

31. **Eligible Strategy Composition Requirements** – An investor may see the following two sentences as inconsistent: "(W)e have no…control over your Account" and "(W)e may, in our sole discretion, change the composition requirements at any time." (page 27) Please consider adding clarifying language that Transamerica has no direct control over the account.

32. **Eligible Strategy Composition Requirements** – Please explain supplementally why a purchaser only has seven business days from the date of non-compliance of the composition requirements (Covered Asset Pool not meeting the composition requirements) whereas they have 30 days' notice before the change if Transamerica makes changes to the composition requirements. (page 27)

33. **Coverage Base --** Please provide cross-references to Fee Options 2 - 6 in this paragraph. (page 28 and page 31)

34. **Additional Coverage Amount –** Please explain supplementally why the two required minimum distributions cannot be taken from the Certificate in the same Certificate year. (page 40)

35. **Benefit Payments** – Please clarify whether the lifetime annuity payout will fluctuate based on the 10-year US Bond Yield. (page 43)

36. **Certificate Fee –** Please clarify what is meant by "insurance protections." (page 44)

37. **Fee Options –** Please provide a range of Certificate Fees. (page 45, fifth paragraph)

38. **Fee Options –** Please explain supplementally why "[financial professional]" is bracketed. (page 45, 6th paragraph)

39. **Investment Profiles and Fund Factors** – The prospectus states "(t)o the extent there may be administrative efficiencies with respect to certain allocations among Eligible Funds ..." Please explain supplementally what kind of efficiencies might exist based on specific allocations. (page 44)

40. **Investment profiles and Fund Factors** – Please disclose whether a certificate owner will be provided notice if his/her investment moves to a more expensive investment profile (either due to contributions, withdrawals or investment performance). (page 44)

41. **Current and Maximum Certificate Fee Percentages –** Please provide the annual rates for each Investment Option and each Investment Profile. (page 48)

42. **Section 5 – Eligible Assets –** Please explain supplementally why "[third-party consultant] is bracketed." (page 66)

43. **Section 7 – Tax Considerations –** Please explain whether Transamerica plans to obtain a private letter ruling with respect to this product. (page 71)

44. **General Comment –** Covered Asset Transfers involving ETFs may not be able to occur at the same time. There may be a lag between a purchase and sale that may span a valuation day (particularly when moving between ETFs and mutual funds). Please explain supplementally whether this period between investments may adversely affect contract owner benefits.

45. **General Comment** – The prospectus suggests that certain information (*e.g*., current fees, investment parameters, etc.) in the prospectus might be dated and an investor should get the updated information from his/her financial professional or from a website. Please note that all material information in the prospectus should be kept up-to-date. (page 57)

46. **Appendix A** - Please revise Appendix A to reflect each Eligible Fund's Fund Factor and Asset Class Category

47. **Guarantees and Support Agreements** - Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the certificate or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

48. **Material Information** – Please note that the filing has material information missing or information that needs to be updated. Please confirm that all missing information will be filed with the Commission.

49. **Exhibits –** Please note that the powers of attorneys must relate specifically to the relevant registration statement and therefore must expressly list the 1933 Act File Number of the initial filing.

50. **Tandy Representation –** We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6478. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at vroman-leea@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel
Office of Insurance Products